Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

PCS U.S.

Employees’ Savings Plan for Collectively

Bargained Employees

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting

Firm Thereon)

PCS U.S.

EMPLOYEES’ SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

December 31, 2019 and 2018

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3
As of December 31, 2019 and 2018

Statement of Changes in Net Assets Available for Benefits	4
Year ended December 31, 2019

Notes to the Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
As of December 31, 2019

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension and Retirement Committee, Plan Administrator,

and Management of the

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees’ financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees’s auditor since 2019.

Denver, Colorado

June 29, 2020

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31

(US dollars)

	2019	2018
Assets
Cash and cash equivalents	165,818	—
Investments at fair value (note 5):	49,264,673	41,655,159

Receivables:
Employer contributions	—	266,044
Notes receivable from participants	1,121,644	1,033,498

Total receivables	1,121,644	1,299,542

Net assets available for benefits	50,552,135	42,954,701

See accompanying notes to the financial statements.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(US dollars)

2019
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	4,816,857
Interest and dividends	3,677,803

8,494,660

Contributions:
Employer	1,258,008
Participant	2,291,924
Rollover	4,366

3,554,298

Total additions	12,048,958

Deductions
Distributions paid to participants	4,586,318
Administrative expenses, net (note 2)	58,898

Total deductions	4,645,216

Increase in net assets before plan transfers	7,403,742
Transfer in – plan merger (note 1)	193,692

Increase in net assets	7,597,434
Net assets available for benefits:
Beginning of year	42,954,701

End of year	50,552,135

See accompanying notes to the financial statements.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

1.	PLAN DESCRIPTION

The following description of the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, PCS Administration (USA), Inc. (the “Company”) is a wholly owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of all eligible employees of the Company, PCS Purified Phosphates, PCS Nitrogen Ohio, L.P. (“Lima”), and White Springs Agricultural Chemicals, Inc., who are represented by a collective bargaining agreement, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The trustee of the Plan at December 31, 2019 and 2018 was Fidelity Management Trust Company (“Fidelity” or “Trustee”). The recordkeeper of the Plan at December 31, 2019 and 2018 was Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s board of directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

On December 31, 2019, the Agrium 401(K) Savings Plan for Union Employees at Florence, AL; Mulberry, FL; & Americus, GA (“Agrium Plan”) merged with the Plan. The amount transferred of $193,692 is shown in the Transfer in – plan merger line on the Statement of Changes in Net Assets Available for Benefits. As of the merger date onwards, the amounts merged from Agrium Plan into the Plan are governed by the terms of the Plan and the Agrium Plan ceased to exist as a separate plan effective with the merger date.

On January 1, 2018, after receiving all required regulatory approvals, Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan, Inc. (“PotashCorp”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien. Nutrien continues the operations of Agrium and PotashCorp on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of PotashCorp common shares under the plan and conversion of PotashCorp common shares to Nutrien common shares.

a)	Contributions

Participants may contribute up to 50 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pre-tax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3 percent pretax contribution, unless they formally waive participation or elect a different participation level. The automatic enrollment provision does not apply to Lima employees who are covered under this Plan. The pretax deferral rate automatically increases each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

The Company matches 100 percent of the first 3 percent of eligible compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match. The Company also contributes a basic contribution of 6 percent of eligible compensation on behalf of each eligible employee of Lima, as defined in the Plan.

The Company may also make a discretionary Company performance contribution ranging from 0 percent to 3 percent of each eligible participant’s eligible pay. There was no discretionary Company performance contribution for the year ended December 31, 2019.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not regular full-time employees and are not otherwise ineligible are enrolled into the Plan at which time they complete a year of eligibility service.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

c)	Vesting

Participants are immediately vested in their own contributions and in the discretionary Company performance contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20 percent per year of credited service and are 100 percent vested after five years of credited service. Lima participants are fully vested in the Company’s basic contribution after a three-year period of service, although no partial vesting shall apply (i.e., three-year cliff vesting). Forfeited balances of terminated participants are used to reduce future Company contributions.

d)	Distributions

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life expectancy. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in Nutrien common stock in cash or in whole shares of Nutrien common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of Nutrien common stock in Nutrien common stock or cash.

e)	Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Current terms set interest at the prime rate plus two percent. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2019, participant loans have maturities through 2036 at interest rates ranging from 4.63 percent to 7.50 percent.

f)	Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

g)	Investment options

Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien common stock, a selection of mutual and common collective trust funds, short term funds and one pooled investment stable value fund. Dividends distributed by a participant’s investment in Nutrien Common Stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2019 and 2018.

d)	Valuation of investments and income recognition

As of December 31, 2019 and 2018, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stock: Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Short-Term Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Collective Trust: As a practical expedient, the fair value of the trust is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

Stable Value Fund — The Fidelity Managed Income Portfolio II (“the Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

f)	Administrative revenue (expense)

Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to the Trustee to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid.

g)	Standards and amendments – effective and applied

The Plan will adopt the following Accounting Standards Update on January 1, 2020, with no material impact on the financial statements.

Standard	Description	Impact
Accounting Standards Update (“ASU”) No.2017-06 Plan Accounting: Defined Contribution Pension Plans (Topic 962), Employee Benefit Plan Master Trust Reporting	Disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of the Plan’s interest in these balances. Investments measured at fair value will be presented by general type of investment.	The Plan’s investments were invested through a master trust on January 1, 2020 (refer to note 10). As a result, the Plan will apply the changes related to this ASU in its 2020 financial statements.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 10, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.	INVESTMENTS

a)	Fair value of Plan investments by hierarchy level

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Nutrien common stock	5,284,421	—	—	5,284,421
Mutual funds:
Large cap equity funds	6,263,576	—	—	6,263,576
Balanced funds	22,478,786	—	—	22,478,786
Mid cap equity funds	1,115,635	—	—	1,115,635
Multi cap equity funds	1,646,468	—	—	1,646,468
International equity funds	668,894	—	—	668,894
Bond funds	352,791	—	—	352,791
Short term funds	1,442,963	—	—	1,442,963

Subtotal – investment assets at fair value	39,253,534	—	—	39,253,534

Investment measured at NAV – Common Collective Trust (i)				7,414,497
Investment measured at NAV – Stable value fund (i)				2,596,642

Total				49,264,673

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Nutrien common stock	5,373,689	—	—	5,373,689
Mutual funds:
Large cap equity funds	5,162,416	—	—	5,162,416
Balanced funds	17,433,023	—	—	17,433,023
Mid cap equity funds	804,584	—	—	804,584
Multi cap equity funds	1,287,859	—	—	1,287,859
International equity funds	571,204	—	—	571,204
Bond funds	229,356	—	—	229,356
Short term funds	1,509,341	—	—	1,509,341

Subtotal – investment assets at fair value	32,371,472	—	—	32,371,472

Investment measured at NAV – Common Collective Trust (i)				6,106,384
Investment measured at NAV – Stable value fund (i)				3,177,303

Total				41,655,159

(i) In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

b)	Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2019 and 2018, there were no significant transfers in or out of levels 1, 2, or 3.

6.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 2.24 percent and 2.17 percent at December 31, 2019 and 2018, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2019, was 2.71 percent. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

7.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2019 and 2018, the Plan held approximately 110,299 and 114,334 shares, respectively, of Nutrien common stock, with a fair value of $5,284,421 and $5,373,689, respectively. During the year ended December 31, 2019, the Plan recorded dividend income of $196,471.

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2019, there was a significant concentration of participant-directed investments in the common stock of Nutrien (11 percent), a collective investment fund (15 percent), a passively managed S&P 500 index fund (13 percent) and two passively managed vintage target date funds (11 and 10 percent).

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	50,552,135	42,954,701
Company performance contribution receivable	—	(266,044)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	35,168	36,367

Net assets per the Form 5500	50,587,303	42,725,024

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	7,597,434
Increase in Company performance contribution receivable	266,044
Net change in adjustment from contract value to fair value	(1,199)

Net income and transfers per the Form 5500	7,862,279

10.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2019.

On January 1, 2020, the following changes were made to the Plan:

•	The Plan’s name was changed to Nutrien Collectively Bargained 401(k) Retirement Plan

•	The Plan’s investments were invested through the Nutrien 401(k) Retirement Plan Master Trust

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, The World Health Organization declared COVID-19 to be a pandemic. The ultimate impact will depend on future developments, including the duration and spread of the outbreak. As of the date the financial statements were available to be issued, COVID-19 has not had a material impact on the Plan’s net assets available for plan benefits, however any future impacts are highly uncertain and cannot be predicted.

PCS U.S.

EMPLOYEES’ SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2019

Employer Identification Number: 562111626

Plan Number: 007

(US dollars)

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost **	(e) Current Value
	Shares of registered investment companies:
*	Fidelity Management Trust Company	Fidelity 500 Index Fund Institutional	—	6,263,576
	Eaton Vance Atlanta Capital	Eaton Vance Atlanta Capital SMID-Cap Fund Class R6		1,115,635
*	Fidelity Management Trust Company	Fidelity Extended Market Index FD Fid Adv		1,646,468
	Harbor International Fund	Harbor International Fund Institutional		498,437
	Dimensional Fund Advisors (‘DFA’)	DFA Emerging Market Core Equity Portfolio Institutional Class		123,589
	Vanguard	Vanguard Total International Stock Index Fund Adm		46,868
*	Fidelity Management Trust Company	Fidelity Freedom Index Income Fund – Investor Class		206,222
*	Fidelity Management Trust Company	Fidelity Freedom Index 2005 Fund – Investor Class		140,124
*	Fidelity Management Trust Company	Fidelity Freedom Index 2010 Fund – Investor Class		669,046
*	Fidelity Management Trust Company	Fidelity Freedom Index 2015 Fund – Investor Class		1,032,787
*	Fidelity Management Trust Company	Fidelity Freedom Index 2020 Fund – Investor Class		5,547,657
*	Fidelity Management Trust Company	Fidelity Freedom Index 2025 Fund – Investor Class		4,738,469
*	Fidelity Management Trust Company	Fidelity Freedom Index 2030 Fund – Investor Class		1,306,387
*	Fidelity Management Trust Company	Fidelity Freedom Index 2035 Fund – Investor Class		1,960,911
*	Fidelity Management Trust Company	Fidelity Freedom Index 2040 Fund – Investor Class		1,364,463
*	Fidelity Management Trust Company	Fidelity Freedom Index 2045 Fund – Investor Class		2,756,766
*	Fidelity Management Trust Company	Fidelity Freedom Index 2050 Fund – Investor Class		1,787,348
*	Fidelity Management Trust Company	Fidelity Freedom Index 2055 Fund – Investor Class		571,305
*	Fidelity Management Trust Company	Fidelity Freedom Index 2060 Fund – Investor Class		394,942
*	Fidelity Management Trust Company	Fidelity Freedom Index 2065 Fund – Investor Class		2,359
	PIMCO	PIMCO Inflation Response Multi-Asset Fund Institutional		559
	PIMCO	PIMCO Total Return Fund Institutional		214,098
	Vanguard	Vanguard Total Bond Market Index Fund Admiral		138,134
	Common Collective Trust – JPMorgan Trust I	JPM Analyst Large Cap Core		7,414,497
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		1,441,392
*	Commingled Pool – Fidelity Management Trust Company	Fidelity Managed Income Portfolio II		2,596,642
*	Nutrien Ltd. common stock	Common stock, 110,299 shares		5,284,421
*	Nutrien Stock Purchase Account	Money market	1,571	1,571

	Investments subtotal			49,264,673
*	Participant Loans	Due 2019 through 2036; interest rates ranging from 4.6 percent to 7.5 percent		1,121,644

	Total assets held at end of year			50,386,317

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (Name of Plan)

Date: June 29, 2020	/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Director, US Pension and Benefits
PCS Administration (USA) Inc.,
as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP